Table of Contents

Exhibit 2

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

June 30, 2020

Table of Contents

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

June 30, 2020

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019

	U.S. dollars in thousands
NET REVENUES	20,899	1,563	21,955	3,300
COST OF REVENUES	14,188	425	15,903	842
GROSS PROFIT	6,711	1,138	6,052	2,458
RESEARCH AND DEVELOPMENT EXPENSES, net	3,214	6,972	5,979	12,344
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	9,964	4,147	18,970	7,283
GENERAL AND ADMINISTRATIVE EXPENSES	6,033	2,399	10,619	4,424
OPERATING LOSS	12,500	12,380	29,516	21,593
FINANCIAL INCOME	108	1,546	322	948
FINANCIAL EXPENSES	3,655	74	4,010	133
FINANCIAL EXPENSES (INCOME), net	3,547	(1,472)	3,688	(815)
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	16,047	10,908	33,204	20,778

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars)	0.04	0.04	0.09	0.07
WEIGHTED AVERAGE OF ORDINARY SHARES (in thousands)	357,668	283,687	355,168	283,687

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	Deceember 31,
	2020	2019

	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	22,272	29,023
Bank deposits	6,151	10,349
Financial assets at fair value through profit or loss	4,513	8,500
Trade receivables	18,570	1,216
Prepaid expenses and other receivables	4,870	2,244
Inventory	4,750	1,882
	61,126	53,214
NON-CURRENT ASSETS:
Restricted cash	20,152	152
Fixed assets	345	228
Right-of-use assets	5,228	3,578
Intangible assets	79,519	16,927
	105,244	20,885
TOTAL ASSETS	166,370	74,099

CURRENT LIABILITIES:
Accounts payable	5,308	4,184
Lease liabilities	1,372	834
Accrued expenses and other current liabilities	29,194	5,598
	35,874	10,616

NON-CURRENT LIABILITIES:
Borrowing	79,189	—
Payable in respect of intangible assets purchase	12,180	—
Lease liabilities	4,041	2,981
Royalty obligation	500	500
	95,910	3,481
TOTAL LIABILITIES	131,784	14,097

EQUITY:
Ordinary shares	986	962
Additional paid-in capital	273,742	267,403
Accumulated deficit	(240,142)	(208,363)
TOTAL EQUITY	34,586	60,002

TOTAL LIABILITIES AND EQUITY	166,370	74,099

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity

	U.S. dollars in thousands
BALANCE AT APRIL 1, 2020	962	267,403	(224,718)	43,647

CHANGES IN THE THREE-MONTH PERIOD ENDED JUNE 30, 2020:
Share-based compensation to employees and service providers	—	—	623	623
Issuance of ordinary shares, net of expenses	24	6,339	—	6,363
Comprehensive loss	—	—	(16,047)	(16,047)
BALANCE AT JUNE 30, 2020	986	273,742	(240,142)	34,586

BALANCE AT APRIL 1, 2019	767	219,505	(178,397)	41,875
CHANGES IN THE THREE-MONTH PERIOD ENDED JUNE 30, 2019:
Share-based compensation to employees and service providers	—	—	937	937
Comprehensive loss	—	—	(10,908)	(10,908)
BALANCE AT JUNE 30, 2019	767	219,505	(188,368)	31,904

BALANCE AT JANUARY 1, 2020	962	267,403	(208,363)	60,002

CHANGES IN THE SIX-MONTH PERIOD ENDED JUNE 30, 2020:
Share-based compensation to employees and service providers	—	—	1,425	1,425
Issuance of ordinary shares, net of expenses	24	6,339	—	6,363
Comprehensive loss	—	—	(33,204)	(33,204)
BALANCE AT JUNE 30, 2020	986	273,742	(240,142)	34,586

BALANCE AT JANUARY 1, 2019	767	219,505	(169,086)	51,186
CHANGES IN THE SIX-MONTH PERIOD ENDED JUNE 30, 2019:
Share-based compensation to employees and service providers	—	—	1,496	1,496
Comprehensive loss	—	—	(20,778)	(20,778)
BALANCE AT JUNE 30, 2019	767	219,505	(188,368)	31,904

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(16,047)	(10,908)	(33,204)	(20,778)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	623	937	1,425	1,496
Depreciation	417	226	767	456
Amortization and impairment of intangible assets	1,773	—	2,849	—
Unpaid interest expenses related to borrowing and payable in respect of intangible assets purchase	1,513	—	1,617	—
Fair value adjustments on derivative financial instruments	—	(1,304)	—	(331)
Fair value losses (gains) on financial assets at fair value through profit or loss	(38)	(35)	37	(87)
Exchange differences and revaluation of bank deposits	(6)	(48)	(165)	(68)
	4,282	(224)	6,530	1,466
Changes in assets and liability items:
Decrease (increase) in trade receivables	(16,853)	457	(17,354)	(5)
Increase in prepaid expenses and other receivables	(3,266)	(1,072)	(2,626)	(439)
Increase in inventory	(1,983)	(538)	(2,868)	(1,057)
Increase in accounts payable	2,123	330	1,124	1,419
Increase in accrued expenses and other current liabilities	16,715	1,502	21,695	1,408
	(3,264)	679	(29)	1,326
Net cash used in operating activities	(15,029)	(10,453)	(26,703)	(17,986)
INVESTING ACTIVITIES:
Purchase of fixed assets	(20)	(128)	(191)	(134)
Purchase of intangible assets	(52,500)	—	(52,633)	—
Change in investment in current bank deposits	1,000	(3,200)	4,200	(1,069)
Purchase of financial assets at fair value through profit or loss	—	(1,942)	—	(2,575)
Proceeds from sale of financial assets at fair value through profit or loss	1,725	1,880	3,950	2,100
Net cash used in investing activities	(49,795)	(3,390)	(44,674)	(1,678)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of issuance costs	6,363	—	6,363	—
Proceeds from long-term borrowing, net of transaction costs	(500)	—	78,845	—
Movement in restricted cash	—	—	(20,000)	—
Payment of principal with respect to lease liabilities	(404)	(199)	(736)	(385)
Net cash provided by (used in) financing activities	5,459	(199)	64,472	(385)
DECREASE IN CASH AND CASH EQUIVALENTS	(59,365)	(14,042)	(6,905)	(20,049)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	23	23	154	39
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	81,614	23,014	29,023	29,005
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	22,272	8,995	22,272	8,995
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	71	162	249	325
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	2,129	48	2,360	71
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Long-term borrowing transaction costs posted as payable	—	—	784	—
Acquisition of right-of-use assets by means of lease liabilities	630	1,101	2,205	2,681
Purchase of intangible assets posted as payable	12,058	—	12,808	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE -1 - GENERAL:

a.  General:

1) RedHill Biopharma Ltd. (the “Company”), incorporated in Israel on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill Inc.”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical Company primarily focused on commercialization and development of proprietary drugs for the treatment of gastrointestinal diseases.

In November 2019, the U.S. Food and Drug Administration (“FDA”) approved Talicia®, the Company’s first and only product that was developed internally to be approved for marketing by the FDA. The Company commercially launched Talicia® in the U.S. in March 2020.

Since the Company established its commercial presence in the U.S. in 2017, it promoted or commercialized various GI-related products through internal development, in licensing and co-promotion agreements. As of the date of approval of these financial statements, the Company commercializes in the U.S. Talicia® for the treatment of Helicobacter pylori infection in adults, which is the only product approved by U.S. Food and Drug Administration (“FDA”) after being developed internally by the Company, Movantik® for the treatment of opioid-induced constipation and Aemcolo® (rifamycin) for traveler’s diarrhea.

The Company’s ordinary shares were traded on the Tel-Aviv Stock Exchange (“TASE”) from February 2011 to February 2020, and the Company voluntarily delisted from trading on the TASE, effective February 13, 2020. The Company’s American Depositary Shares (“ADSs”) were traded on the Nasdaq Capital Market from December 27, 2012 and have been listed on the Nasdaq Global Market (“Nasdaq”) since July 20, 2018.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)On February 23, 2020, RedHill Inc. entered into an exclusive license agreement (the “License Agreement”) with AstraZeneca AB (“AstraZeneca”) pursuant to which AstraZeneca granted RedHill Inc. exclusive, worldwide (excluding Europe, Canada, and Israel) commercialization and development rights to Movantik® (naloxegol) and certain associated products. In addition, RedHill Inc. entered into a supply agreement (“Supply Agreement”) and a transitional services agreement (“TSA”) with AstraZeneca, pursuant to which AstraZeneca will provide RedHill Inc. certain technology transfers and related materials for an agreed period to enable the Company to manufacture and distribute Movantik® through its own supply chain, as well as various other supporting services over certain agreed periods. AstraZeneca continues to manufacture and supply Movantik® to RedHill Inc. during the transition period. See note 3b below.

3) To date, the Company has out-licensed only one of its therapeutic candidates in an exclusive worldwide license agreement, which the Company decided eventually to terminate, effective December 25, 2019, and has generated limited revenues from its commercial activities. Accordingly, there is no assurance that the Company’s business will generate sustainable positive cash flows. Through June 30, 2020, the Company has an accumulated deficit and its activities have been funded primarily through public and private offerings of the Company’s securities and borrowing. See note 3a below.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through non-dilutive financing. The Company’s current cash resources are not sufficient to complete the research and development of all of the Company’s therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

The current COVID-19 pandemic has presented substantial public health and economic challenges around the world and specifically in the Company’s target markets in the U.S., affecting employees, patients, communities and business operations. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted at this stage. The Company took actions designed to mitigate the potential impact of the COVID-19 pandemic on its business operations and to date, the COVID-19 pandemic has not caused significant disruptions to the supply chain and the Company has sufficient supply on hand to meet U.S. commercial demand. A number of the Company’s commercial activities have been impacted by the COVID-19 pandemic, including some launch sales and marketing activities for Talicia® for H. pylori infection and Aemcolo® for travelers’ diarrhea. Although no major disruptions, other than minimal impact on its development and commercial activities, the Company continuing to assess the potential impact of the COVID-19 pandemic on its business and operations, including on its sales, expenses, supply chain, financial resources and clinical trials. See also note 3c regarding the impairment test performed by the Company.

If the Company is unable to out-license, sell or commercialize its therapeutic candidates, generate sufficient and sustainable revenues from its commercial operations, or obtain future financing, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research and development or commercialization programs, any of which may have a material adverse effect on the Company’s business, financial condition or results of operations.

b. Approval of the condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Board of Directors (the "BoD") on August 12, 2020.

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

The Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2020 (the "Condensed Consolidated Interim Financial Statements") have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements,

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

which are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2019, and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the three and six months ended June 30, 2020, are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2019.

NOTE 3 - SIGNIFICANT EVENTS DURING THE CURRENT REPORTING PERIOD:

a.Borrowing:

1.General

On February 23, 2020 (“Closing Date”) RedHill Inc. entered into a credit agreement and certain security documents (the “Credit Agreement”) with HCR Collateral Management, LLC (“HCRM”).

Under the terms of the Credit Agreement, RedHill Inc. received on March 12, 2020, a $30 million term loan to support its commercial operations. On March 31, 2020, RedHill Inc. received an additional $50 million term loan to fund the acquisition of rights to Movantik® from AstraZeneca.

For each quarter for the period from January 1, 2021, to December 31, 2029, HCRM will receive royalties of up to 4.5% of the Company’s worldwide net revenues, subject to a $75 million cap, as well as interest on the outstanding term loan to be computed as the 3-month LIBOR rate (“LIBOR”), subject to a 1.75% floor rate, plus 8.2% fixed rate, which will be decreased to 6.7% upon achievement of certain net revenue targets for the trailing four quarters ending March 31, 2021.

The term loans mature in six years with no principal payments required in the first three years. In the case that certain net revenue targets are not met, principal payments shall be accelerated and commence following the two-year anniversary of the Closing Date. The term loans can be prepaid at RedHill Inc.’s discretion, subject to customary prepayment fees, which decrease over time. Upon the prepayment or repayment of all or any portion of the term loans, RedHill Inc. shall pay HCRM a 4% on the principal amount of the term loan being repaid or prepaid as an exit fee.

The borrowings under the Credit Agreement are secured by a first priority lien on substantially all of the current and future assets of RedHill Inc., all assets related in any material respect to Talicia®, and all of the equity interests in RedHill Inc. The Credit Agreement also restricts ability of RedHill Inc. to make certain payments, including paying dividends, to the Company prior to the full repayment of the term loan facility.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

The Credit Agreement contains certain customary affirmative and negative covenants. The Credit Agreement also contains a financial covenant requiring RedHill Inc. to maintain a minimum level of cash, as well as a covenant requiring it to maintain minimum net sales, beginning with the fiscal quarter ending June 30, 2022. The minimum level of cash is relative to the amount borrowed under the term loan facility.

The Credit Agreement contains defined events of default, in certain cases subject to a grace period, following which the lenders may declare any outstanding principal and unpaid interest immediately due and payable.

As of June 30, 2020, the minimum level of cash, which relates to the term loan is $20 million. On August 12, 2020, RedHill Inc. signed an amendment to the Credit Agreement reducing the minimum level of cash, which relates to the two tranches actually borrowed, to $16 million.

2. Accounting treatment

A financial liability is recognized for each tranche upon drawdown, at the amount drawn less transaction costs attributable to that tranche.

Upon initial recognition, the effective interest rate is calculated by estimating the future cash flows throughout the expected life of that tranche, taking into account the transaction costs allocated to each tranche. The Company determined that the basis of the royalty payments due to HCRM, the Company’s worldwide net revenues is a non-financial variable and specific to the Company.

Moreover, the royalty feature is an integral part of the terms and conditions of the term loan and cannot be transferred or settled separately from the term loan. Therefore, the royalties feature is not classified separately, does not meet the definition of a derivative, and is not measured separately. Instead, the royalty feature and other net revenues features are taken into account in estimating the effective interest rate.

Determining the weighted effective interest rate requires certain judgment related to the estimation of the timing and amounts of the Company’s future worldwide net revenues.

The weighted effective interest rate on the Closing Date was approximately 16.5%.

Each tranche drawn down is subsequently measured at amortized cost. The effective interest rate is re-estimated at each Interest Rate Determination Date, as defined in the Credit Agreement, by revising the LIBOR, if needed, taking into account the LIBOR floor (that is considered to be closely related to the host debt contract and is not separated from the host debt).

Furthermore, revisions to estimated amounts or timing of future cash flows, if needed, shall adjust the amortized cost of each tranche drawn down to reflect the present value of actual and revised estimated contractual cash flows, discounted using the original effective interest rate (adjusted for changes in the LIBOR, as described above). The adjustment will be recognized in profit or loss as a financial income or expense.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

As described above, the Credit Agreement contains a financial covenant requiring the Company to maintain a level of cash liquidity, on any business day from the Closing Date to the maturity date, in accounts which are subject to HCRM’s control. Therefore, the amounts of minimum cash and cash equivalents are excluded from cash and cash equivalents in the Statements of Financial Position and the Statements of Cash Flows. Instead, these amounts are presented as restricted cash in the Statements of Financial Position and the movements in these restricted cash are presented as investing activities in the Statements of Cash Flows. The minimum cash amounts are restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period and therefore are presented as non-current assets until 12 months prior to the term loan maturity date.

b.Movantik® acquisition:

1.General

In connection with the agreements mentioned in note 1a(2) above, on April 1, 2020 (“Effective Date”), RedHill Inc. made an upfront payment of $52.5 million to AstraZeneca and the License Agreement, the Supply Agreement and the TSA became effective. Under the terms of the License agreement, as amended on July 14, 2020, RedHill Inc. agreed to pay a further non-contingent payment of $15.5 million in December 2021.

RedHill Inc. will also assume responsibility for sales-based royalty and potential milestone payments that AstraZeneca is required to pay to Nektar Therapeutics (“Nektar”), the originator of Movantik®.

In addition, AstraZeneca transferred on the Effective Date to RedHill Inc. a co-commercialization agreement with Daiichi Sankyo, Inc. (“DSI”) for Movantik® in the U.S, according to which, RedHill Inc. will share costs and pay sales-based payments to DSI under that agreement. Effective July 1, 2020, RedHill Inc. and DSI replaced this agreement with a new royalty-bearing agreement. See note 8 below.

Under the terms of the Agreement, RedHill Inc. shall assume responsibility over Abbreviated New Drug Application litigations initiated by AstraZeneca and Nektar against Apotex, Inc. and Apotex Corp. (together "Apotex") and against MSN Laboratories ("MSN") in December 2018, and against Aurobindo Pharma U.S.A ("Aurobindo") in November 2019, in the United States District Court for the District of Delaware. In the complaints, it is alleged that the generic companies’ versions of Movantik®, if approved and marketed, would infringe a Movantik® related patent set to expire in April 2032 (U.S. Patent No. 9,012,469). There exist other Orange Book-listed patents covering Movantik®, the last of which to expire is U.S. Patent No. 7,786,133 (expected expiry in September 2028), which have not been challenged by the generic Companies.

2.Accounting treatment

The Company accounted for the acquisition of rights to Movantik® as an asset acquisition, that does not constitute a business, for the following considerations:

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(a)The Supply Agreement provides RedHill Inc. with the ability to purchase finished products and materials from AstraZeneca during a transition period at approximately fair value, without acquiring AstraZeneca's organized workforce or existing processes required to manufacture Movantik®. That is, RedHill Inc. does not purchase an in-place manufacturing processes nor any specialized equipment required to the manufacturing process, but instead, the purpose of the Supply Agreement is to enable RedHill Inc. to establish its own manufacturing capability, whether directly or through a third party, that would also require obtaining relevant regulatory approvals, which presumably will take a significant period of time.

(b) The TSA is intended to allow smooth transition of the different activities related to Movantik®, is for a relatively short period and is not intended for RedHill Inc. to acquire AstraZeneca's organized workforce, supply chain or distribution processes.

The total acquisition consideration, including upfront payment, discounted present value of the deferred payment and directly attributable transactions costs amounted to approximately $65 million. Since all acquired assets are intended to generate revenues from sales of Movantik® and have a similar useful life, the Company attributed this consideration to a single intangible asset representing the acquired rights to Movantik®. The intangible asset shall be amortized commencing the Effective date on a straight-line basis over its useful life, which was estimated at approximately 10.5 years from the Effective Date.

With respect to sales-based royalty, milestone payments and commissions aforementioned, the Company applied an accounting policy, pursuant to which these variable payments shall not be included in the initial measurement of the cost of the intangible asset acquired, as they are not a present obligation of RedHill Inc. The sales-based royalty and commissions are expensed as incurred and recognized under Cost of Revenues.

Until September 30, 2020, AstraZeneca will provide, among other services, Sales Order-To-Cash (SOTC) services. During this period, AstraZeneca will remit RedHill Inc. the Sales Margin, as defined in the TSA, for the products sold and RedHill Inc. will pay a fee of 4.5% of Net Revenues, as well as non-sales-based fees and out-of-pocket costs for the services rendered. The company determined that AstraZeneca does not control the product before it is transferred to the end customers (the wholesalers) since Redhill Inc. has the significant risks and rewards of holding the product rather than AstraZeneca. In addition, RedHill Inc. is primarily responsible for fulfilling the obligation to provide Movantik® to customers, including for acceptability. Moreover, RedHill Inc. bears the inventory risk and has discretion over pricing and discounts and AstraZeneca has limited ability in entering into new agreements with customers or changing commercial terms of existing agreements. Therefore, the Company concluded that RedHill Inc. is a principal in providing Movantik® during the SOTC period, and it will recognize revenues in the gross amount of consideration to which it expects to be entitled in exchange for the finished products transferred to the customers (the wholesalers). The fees and out-of-pocket costs shall be expensed as incurred.

c.Intangible assets impairment:

Following the outbreak of the COVID-19 pandemic and its significant impact on worldwide travel, the Company expects a decrease in U.S. outbound travel and the potential market for Aemcolo®, for traveler’s diarrhea, and therefore has recalculated the recoverable amount of the

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

intangible asset related to Aemcolo®. The Company adjusted the recoverable amount to approximately $10.5 million and recognized an impairment loss of $0.8 million in the six months period ended June 30, 2020. The significant changes in assumptions are related to an expected decrease in the annual travelling incidence (a percentage of the U.S. population) from 2020 through 2023, as well as a change in the weighted average cost of capital (“WACC”) used to discount the asset’s cash flows from 15.4% as of December 31, 2019 to 17.2% as of the date of the recalculation. The impairment loss was recognized under Cost of Revenues in the Consolidated Statements of Comprehensive Loss, and it is attributable in full to the Commercial Operations segment. As there were no indicators for impairment of any of the other intangible assets, the Company did not specifically evaluate their recoverable amounts.

d.At-the-market equity offering program:

During the six months ended June 30, 2020, the Company sold 844,246 ADSs under an “at-the-market” equity offering program (“ATM program”) at an average price of $7.73 per ADS. Net proceeds to the Company, following issuance expenses of approximately $0.2 million, were approximately $6.4 million. The sale is under the Company's sales agreement with SVB Leerink LLC. (“Leerink”) which provides that, upon the terms and subject to the conditions and limitations in the sales agreement, the Company may elect from time to time, to offer and sell its ADSs having aggregate gross sales proceeds of up to $60 million through the ATM program, under which Leerink acts as the sales agent. The issuance and sale of ADSs by the Company under the ATM program is being made pursuant to the Company’s shelf registration statement declared effective on July 31, 2018.

e.Payroll Protection Program:

In April 2020, RedHill Inc. received approximately $2.3 million loan under the U.S. Small Business Administration Payroll Protection Program (“PPP”) which was created under the Coronavirus Aid, Relief and Economic Security Act. The loan has a term of two years and bears a fixed interest rate of 1% per annum, with the initial six months of interest deferred. Under the PPP, repayment of the loan, including interest, may be forgiven based on payroll expenses, rent, utilities and other qualifying expenses incurred in the eight weeks following receipt of the loan, provided that RedHill Inc. will adhere to specific requirements outlined in the PPP. The Company estimates that there is reasonable assurance that RedHill Inc. will comply with the conditions associated with forgiveness of the loan and that the loan will be forgiven, and therefore accounted for the PPP loan as a government grant, recognizing it in the statements of comprehensive loss, as a reduction of operating expenses.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 - SHARE-BASED PAYMENTS:

The following is information on options granted during the six months ended June 30, 2020:

	Number of options granted
	According to the Award Plan
	of the Company

Date of grant	Other than to directors (1)	To directors (1)(2)	Total	Exercise price for 1 ADS ($)	Fair value of options on date of grant in U.S. dollars in thousands (3)
January 2020	95,000	—	95,000	6.60	243
February 2020	52,500	—	52,500	6.05	119
March 2020	285,000	144,000	429,000	4.87	970
May 2020	143,000	75,000	218,000	6.84-7.84	831
June 2020	767,500	—	767,500	7.72	2,671
	1,343,000	219,000	1,562,000		4,834

1)The options will vest as follows: for directors, employees and consultants of the Company and the Company's subsidiary who had provided services exceeding one year as of the grant date, options will vest in 16 equal quarterly installments over a four-year period. For directors, employees and consultants of the Company and the Company's subsidiary who had not provided services exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over 12 equal quarterly installments. During the contractual term, the options will be exercisable, either in full or in part, from the vesting date until the end of 10 years from the date of grant.

2)The general meeting of the Company’s shareholders held on May 4, 2020 (the “May 2020 AGM”), subsequent to approval of the Company’s BoD, approved the grant of 219,000 options under the Company’s stock options plan to directors and to the Company's Chief Executive Officer.

3)The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company's ADS: $4.87-$7.84, expected volatility: 57.73%-61.95%, risk-free interest rate: 0.88%-1.51% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates.

NOTE 5 - NET REVENUES:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019

	U.S dollars in thousands		U.S dollars in thousands
Movantik® revenues	19,951	—	19,951	—
Other revenues	948	1,563	2,004	3,300
	20,899	1,563	21,955	3,300

For the three and six-month periods ended June 30, 2019, $1 million and $2.2 million, respectively were attributed to the promotional services, and $0.6 million and $1.1 million respectively were attributed to commercialization of products. In 2020, the Company terminated the promotion agreements and recognized immaterial revenues from promotional services.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 6 - FINANCIAL INSTRUMENTS:

a.	Fair value hierarchy:

The following table presents Company assets and liabilities measured at fair value:

	Level 1	Level 3	Total
	U.S. dollars in thousands
June 30, 2020:
Assets -
Financial assets at fair value through profit or loss	4,513	—	4,513
December 31, 2019:
Assets -
Financial assets at fair value through profit or loss	8,500	—	8,500

During the three and six months ended June 30, 2020, there were no transfers of financial assets and liabilities between Levels 1, 2, or 3 fair value measurements. There have been no changes in the methodologies used since December 31, 2019.

b.	Fair value measurements using significant unobservable input (Level 3):

The following table presents the changes in derivative financial liabilities measured at Level 3 for the three and six months ended June 30, 2020, and 2019:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019

	U.S. dollars in thousands
Balance at beginning of period	—	1,317	—	344
Fair value adjustments recognized in profit or loss	—	(1,304)	—	(331)
Balance at end of the period	—	13	—	13

The fair value of the above-mentioned derivative financial liabilities that are not traded in an active market is determined by using valuation techniques. The Company used its judgment to select a variety of methods and made assumptions that are mainly based on market conditions at the end of each reporting period.

c. The carrying amount of cash equivalents, current and non-current bank deposits, receivables, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 7 - SEGMENT INFORMATION:

The Company has two segments, Commercial Operations and Research and Development. The following table presents net revenues and operating loss for the Company's segments for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,			Six Months Ended June 30,
	2020			2020
June 30, 2020:	Commercial Operations	Research and Development	Consolidated	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	20,899	—	20,899	21,955	—	21,955
Operating loss	8,029	4,471	12,500	20,332	9,184	29,516

	Three Months Ended June 30,			Six Months Ended June 30,
	2019			2019
	Commercial Operations	Research and Development	Consolidated	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	1,563	—	1,563	3,300	—	3,300
Operating loss	3,604	8,776	12,380	5,871	15,722	21,593

NOTE 8 - EVENTS SUBSEQUENT TO JUNE 30, 2020:

a.Effective July 1, 2020, RedHill Inc. and DSI replaced a co-commercialization agreement with a new royalty-bearing agreement, under which RedHill Inc. will bear all responsibilities and costs for commercializing Movantik® in the U.S. During the term of this new agreement, RedHill Inc. will pay DSI a mid-teen royalty rate on net sales of Movantik® in the U.S., in addition to $5.1 million in December 2021 and $5 million in July of each of the years 2022 and 2023. Concurrently, the Company also entered into a security purchase agreement, under which DSI received 283,387 ADSs as a partial consideration in relation to Movantik®.

b.Subsequent to June 30, 2020 and up until August 12, 2020, the Company sold 630,486 ADSs under the ATM program at an average price of $8.09 per ADS for aggregate net proceeds of approximately $5.1 million, net of issuance expenses of approximately $0.1 million.

c.On August 12, 2020, the Company entered into a binding term sheet with Cosmo Pharmaceuticals N.V. (“Cosmo”) with respect to an exclusive license agreement (the “License Agreement”) and a manufacturing agreement for multiple products (the “Supply Agreement”).

Under the License Agreement, in return for the exclusive European rights to a novel next-generation therapy for the eradication of H. pylori infection (the “New Drug”), the companies will co-develop and agree to a cost split of 70% RedHill and 30% Cosmo. In addition, Cosmo will pay RedHill $7 million upon signing, as well as $2 million upon EU marketing approval. RedHill will also receive 30% royalties of net sales of the New Drug in Europe.

Upon execution of the proposed Supply Agreement, Cosmo will be the exclusive worldwide manufacturer of the New Drug, as well as Movantik® and RHB-204 for pulmonary

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

nontuberculous mycobacteria (NTM) infections (“RHB-204”). In consideration for Cosmo’s costs and expenses related to tech transfer, formulation and development work in respect of these three products, RedHill shall pay Cosmo €5.5 million.

In addition, Cosmo will pay RedHill $5 million upon the signing of the Supply Agreement, and potentially an additional $7 million in two milestone payments upon occurrence of events related to RHB-204 development. In return, Cosmo will be entitled to 15% royalties of worldwide net sales of RHB-204.